EXHIBIT 99.1

date: May 3, 2006

contacts:

Financial
Steve Cave
Director, Investor Relations
404 584 3801 (office)
678 642 4258 (cell)
scave@aglresources.com

Media
Robin Keegan
Manager, Media Relations
404 584 3946 (office)
404 783 1758 (cell)
rkeegan@aglresources.com

AGL RESOURCES REPORTS
FIRST QUARTER 2006 EARNINGS

ATLANTA - (Business Wire) - May 3, 2006 - AGL Resources (NYSE:ATG) today reported first quarter 2006 net income of $110 million or $1.42 per basic share ($1.41 per diluted share), compared with $88 million or $1.15 per basic share ($1.14 per diluted share) reported for the first quarter of 2005.

The company's improved results primarily reflect strong earnings contributions from both its Wholesale Services and Retail Energy Operations segments. Contributions from the Distribution Operations segment were flat year-over-year and results from the Energy Investments segment were down slightly. Corporate interest and income tax expenses were higher relative to the prior-year quarter.

"AGL Resources is off to a strong start this year," said John W. Somerhalder II, president and chief executive officer of AGL Resources. "Effective management of storage and transportation capacity in a volatile market drove our improved earnings in the wholesale asset management and retail marketing businesses. Our utility distribution operations' earnings were flat, which is exemplary given the weather and market conditions."

QUARTERLY RESULTS BY OPERATING SEGMENT

Distribution Operations

The Distribution Operations segment contributed earnings before interest and taxes (EBIT) of $123 million, essentially the same as its reported EBIT for the first quarter 2005. Operating margin was $245 million for the quarter, down from $253 million during the same period last year. Approximately $7 million of the decline in operating margin reflects decreased margins at all of our utilities except Atlanta Gas Light primarily as a result of reduced consumption due to warmer weather and conservation due to higher energy prices this winter. Operating margins at Atlanta Gas Light were relatively flat compared to last year due to a $1 million reduction in operating revenues resulting from the Georgia Public Service Commission's June 2005 rate order offset by higher charges for natural gas stored for marketers largely due to higher natural gas prices.

Total operating expenses for the quarter were $122 million, down $8 million from the same period last year. Lower payroll expenses and gains associated with sales of certain properties drove the decrease, despite being somewhat offset by increased bad debt expense.

Retail Energy Operations

The Retail Energy Operations segment is comprised of SouthStar Energy Services, our retail marketing business that serves end-use customers in the deregulated Georgia market. The segment contributed EBIT of $54 million, compared with $40 million for the first quarter 2005. The increased EBIT contribution reflects increased operating margins, driven primarily by the improved optimization of storage and transportation assets and higher commodity margins resulting from volatility in natural gas prices during the quarter.

Total operating expenses were $6 million higher than in the first quarter 2005 primarily due to higher bad debt expense, outside services costs associated with technology projects, and compensation costs driven primarily by higher earnings. The Retail Energy Operations segment also made a $2 million charitable donation to assist Georgia customers during the winter heating season. The amount AGL Resources recorded for minority interest in SouthStar's earnings increased $6 million due to higher earnings at SouthStar.

Wholesale Services

The Wholesale Services segment contributed $32 million in EBIT for the first quarter 2006, an increase of $28 million over the same period last year. The increase reflects the positive impact of forward NYMEX prices moving downward during the quarter, resulting in the accounting recognition of mark-to-market gains on Sequent's storage hedges. Market volatility during the first quarter 2006 enabled Sequent to capture storage margin opportunities in both the cash-month and forward markets. In addition, Sequent's first quarter 2006 earnings were positively impacted by the recovery of $10 million of value carried over from 2005 associated with previously recognized inventory hedge losses of $7 million and lower-of-cost-or-market inventory adjustments of $3 million.

Operating expenses in the Wholesale Services segment were $11 million for the first quarter 2006, a $4 million increase over the same period last year. The increase is related primarily to higher compensation expenses resulting from operational and financial growth.

Energy Investments

The Energy Investments segment contributed EBIT of $2 million for the first quarter 2006, down $3 million from the first quarter 2005. The decrease was driven by the August 2005 sale of certain Virginia Gas and Saltville Gas Storage assets that were originally acquired with the November 2004 acquisition of the NUI Corporation. Jefferson Island Storage & Hub's EBIT contribution decreased slightly due to lower operating margins resulting from decreased interruptible margin opportunities and slightly higher compressor related operating expenses. These results were offset somewhat by higher contributions from the Pivotal Propane plant in Virginia, which was not in service during the first quarter 2005.

Interest And Income Tax Expenses

Interest expense for the first quarter 2006 was $30 million, up $4 million over the same period in 2005. The increase reflects $3 million from higher average debt outstanding, and $1 million from higher short-term interest rates and higher short-term debt balances due to higher gas inventory levels relative to first quarter 2005. Average debt outstanding for the first quarter 2006 was approximately $2 billion, a $175 million increase over the prior year quarter's average debt outstanding balance of $1.8 billion. This increase is a function of higher natural gas inventory levels compared to the prior period. The company's debt-to-capitalization ratio as of March 31, 2006, was 55 percent, down from 59 percent on December 31, 2005 but up slightly from 53 percent on March 31, 2005.

First quarter 2006 income taxes were $67 million, a $12 million increase over the prior-year quarter. The increase is primarily due to higher corporate earnings for the quarter offset by a lower effective tax rate of 37.7 percent for the current quarter versus 38.2 percent for the first quarter 2005.

Earnings Conference Call and Webcast: The AGL Resources first quarter 2006 earnings conference call and webcast, scheduled for May 3, 2006, at 4 p.m. (ET), can be accessed via the investor relations section of the AGL Resources Web site at www.aglresources.com. Members of the investment community can participate on the call by dialing 800/901-5247 (in the United States) or 617/786-4501 (outside the United States), and using the confirmation code, 61638986.

A replay of the conference call webcast will be available on the Web site for seven days following the call. The telephone replay of the call can be accessed by dialing 888/286-8010 (in the United States) or 617/801-6888 (outside the United States), and using confirmation code, 37249888.

About AGL Resources

AGL Resources (NYSE: ATG), an Atlanta-based energy services holding company, serves 2.2 million customers in six states through its utility subsidiaries - Atlanta Gas Light, Elizabethtown Gas in New Jersey, Virginia Natural Gas, Florida City Gas, Chattanooga Gas, and Elkton Gas in Maryland. Ranked by Forbes as one of the 10 Best Managed Utilities and No. 250 in the Forbes Platinum 400 as well as No. 647 on the Fortune 1000 and No. 40 in the Fortune gas and electric utilities sector in 2006, AGL Resources reported revenue of $2.7 billion and net income of $193 million in 2005. The company also owns Houston-based Sequent Energy Management, an asset manager serving natural gas wholesale customers throughout the East and Midwest. As a 70 percent owner in the SouthStar partnership, AGL Resources markets natural gas to consumers in Georgia under the Georgia Natural Gas brand. AGL Networks, the company's telecommunications subsidiary, owns and operates fiber optic networks in Atlanta and Phoenix. The company also owns and operates Pivotal Jefferson Island Storage & Hub, a high-deliverability natural gas storage facility near the Henry Hub in Louisiana. For more information, visit www.aglresources.com.

Forward-Looking Statements

Certain expectations and projections regarding our future performance referenced in this press release are forward-looking statements. Forward-looking statements involve matters that are not historical facts and because these statements involve anticipated events or conditions, forward-looking statements often include words such as "anticipate," "assume," "can," "could," "estimate," "expect," "forecast," "future," "indicate," "intend," "may," "outlook," "plan," "predict," "project," "seek," "should," "target," "will," "would," or similar expressions. Our expectations are not guarantees and are based on currently available competitive, financial and economic data along with our operating plans. While we believe our expectations are reasonable in view of the currently available information, our expectations are subject to future events, risks and uncertainties, and there are several factors - many beyond our control - that could cause results to differ significantly from our expectations.

Such events, risks and uncertainties include, but are not limited to, changes in price, supply and demand for natural gas and related products; the impact of changes in state and federal legislation and regulation; actions taken by government agencies on rates and other matters; concentration of credit risk; utility and energy industry consolidation; impact of acquisitions and divestitures; direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in our credit ratings or the credit ratings of our counterparties or competitors; interest rate fluctuations; financial market conditions and general economic conditions; uncertainties about environmental issues and the related impact of such issues; the impact of changes in weather upon the temperature-sensitive portions of the business; impacts of natural disasters such as hurricanes upon the supply and price of natural gas; acts of war or terrorism; and other factors which are provided in detail in our filings with the Securities and Exchange Commission, which we incorporate by reference in this press release. Forward-looking statements are only as of the date they are made, and we do not undertake any obligation to update these statements to reflect subsequent changes.

Supplemental Information

Company management evaluates segment financial performance based on earnings before interest and taxes (EBIT), which includes the effects of corporate expense allocations. EBIT is a non-GAAP (accounting principles generally accepted in the United States of America) financial measure. Items that are not included in EBIT are financing costs, including debt and interest expense and income taxes. The company evaluates each of these items on a consolidated level and believes EBIT is a useful measurement of our performance because it provides information that can be used to evaluate the effectiveness of our businesses from an operational perspective, exclusive of the costs to finance those activities and exclusive of income taxes, neither of which is directly relevant to the efficiency of those operations.

Operating margin is a non-GAAP measure calculated as revenues minus cost of gas, excluding operation and maintenance expense, depreciation and amortization, and taxes other than income taxes. These items are included in the company's calculation of operating income. The company believes operating margin is a better indicator than operating revenues of the contribution resulting from customer growth, since cost of gas is generally passed directly through to customers.

EBIT and operating margin should not be considered as alternatives to, or more meaningful indicators of, the company's operating performance than operating income or net income as determined in accordance with GAAP. In addition, the company's EBIT or operating margin may not be comparable to similarly titled measures of another company.

Reconciliation of non-GAAP financial measures referenced in this press release and otherwise in the earnings conference call and web cast is attached to this press release and is available on the company's website at www.aglresources.com under the Investor Relations section.

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AGL Resources Inc.
Condensed Statements of Consolidated Income
For the Three Months Ended
March 31, 2006 and 2005
(In millions, except per share amounts)

		Three Months				
		3/31/2006		3/31/2005		Fav/(Unfav)
Operating Revenues	$	1,047	$	912	$	135
Cost of Gas		658		572		(86)
Operation and Maintenance Expenses		117		115		(2)
Depreciation and Amortization		34		33		(1)
Taxes Other Than Income		10		11		1
Total Operating Expenses		**819**		**731**		**(88)**
Operating Income		**228**		**181**		**47**
Other Income		(2)		1		(3)
Minority interest		(19)		(13)		(6)
Earnings Before Interest & Taxes		**207**		**169**		38
Interest Expense		30		26		(4)
Earnings Before Income Taxes		**177**		**143**		**34**
Income Taxes		67		55		(12)
Net Income	$	**110**	$	**88**	$	**22**
EPS						
Basic	$	1.42	$	1.15	$	0.27
Diluted	$	1.41	$	1.14	$	0.27
Shares Outstanding						
Basic		77.9		76.9		1.0
Diluted		78.2		77.6		0.6

AGL Resources Inc.
EBIT Schedule
For the Three Months Ended
March 31, 2006 and 2005
(In millions, except per share amounts)

		Three Months			
	3/31/2006		**3/31/2005**		**Fav/(Unfav)**
Distribution Operations	$ 123	$	123	$	-
Retail Energy Operations	54		40		14
Wholesale Services	32		4		28
Energy Investments	2		5		(3)
Corporate	(4)		(3)		(1)
Consolidated EBIT	207		169		38
Interest Expense	30		26		(4)
Income Taxes	67		55		(12)
Net Income	$ 110	$	88	$	22
Earnings per Common Share					
Basic	$ 1.42	$	1.15	$	0.27
Diluted	$ 1.41	$	1.14	$	0.27

AGL Resources Inc.
Reconciliation of Operating Margin to Operating Revenues
For the Three Months Ended
March 31, 2006 and 2005
(In millions)

	Three Months		
	3/31/2006	**3/31/2005**	**Fav/(Unfav)**
Operating Revenues	$ 1,047	$ 912	$ 135
Cost of Gas	658	572	(86)
Operating Margin	**$ 389**	**$ 340**	**$ 49**